UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
                      [ ]   Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For the Period Ended June 30, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Suite 102A

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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(a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has a 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of the Company’s general partner.  The investment in Omaha is accounted for at fair value.  Earlier this year, the controller for Omaha informed the Company that, due to open issues, Omaha’s auditors would be unable to complete their audit and issue an audit opinion for calendar year 2012 until late August 2013.

Because the investment in Omaha constitutes a significant portion of the assets of the Company, Company’s auditors are required to review both the financial statements of Omaha and the related workpapers prepared by Omaha’s auditors after the audit work of Omaha is completed.  Until the Company’s auditors perform their review of the Omaha audit, the Company’s auditors cannot issue an audited opinion on the Company’s financial statements for the period ending December 31, 2012.  As a result, the Company was not able to file its form 10-K for the period ending December 31, 2012 timely and filed form 10-K NT.

The Company anticipates filing form 10-K for the year ended December 31, 2012 and form 10-Q for the period ending June 30, 2013 shortly after the Omaha audit for December 31, 2012 is complete.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
     And Chief Financial Officer                                      (212)                      408-8917

(Name)                                                      (Area Code)          (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [    ]    No [X ]

As stated above, the Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2012 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

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(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No  [  ]

If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit 1 is Registrant’s draft Consolidated Statement of Operations for the three and six months ending June 30, 2013 and 2012.

The financial results for the three and six months ending June 30, 2013 should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the Company’s auditors complete their review and the Company finalizes its financial statements for that period.

This report includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons.

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SB Partners

Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 13, 2013                                                                By /s/ John H. Zoeller
               John H. Zoeller
        Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

382773_2/00260-0001

EXHIBIT  1.

SB PARTNERS
(A New York Limited Partnership)
DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2013	2012	2013	2012
Revenues:
Base rental income	$446,654	$442,128	$890,291	$881,440
Other rental income	179,442	200,628	358,885	401,256
Interest on short-term investments	7	10	14	22

Total revenues	626,103	642,766	1,249,190	1,282,718

Expenses:
Real estate operating expenses	133,552	115,121	245,827	219,865
Interest on mortgage notes and
unsecured loan payable	270,290	271,706	540,083	543,974
Depreciation and amortization	136,330	137,596	272,613	275,192
Real estate taxes	127,863	149,049	255,730	298,100
Management fees	215,211	195,549	428,815	409,194
Other	38,872	34,899	74,922	78,068

Total expenses	922,118	903,920	1,817,990	1,824,393

Loss from operations	(296,015)	(261,154)	(568,800)	(541,675)

Equity in net income (loss) of investment	1,288,960	(1,151,234)	4,227,615	2,141,164
Reserve for value of investment	(1,288,960)	1,151,234	(4,227,615)	(2,141,164)

Net loss	(296,015)	(261,154)	(568,800)	(541,675)

Loss allocated to general partner	(38)	(34)	(73)	(70)

Loss allocated to limited partners	$(295,977)	$(261,120)	$(568,727)	$(541,605)

Loss per unit of limited partnership interest
(basic and diluted)
Net loss	$(38.18)	$(33.68)	$(73.37)	$(69.87)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753	7,753	7,753

382773_2/00260-0001